HOLDING

RECEIVED

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07025992

Abteilung GCO
Adresse Unsöldstrasse 2
80538 München
Ansprechpartner Heike Theißing
Telefon +49/89/20 30 07-793
Fax +49/89/20 30 07-33793
E-mail heike.theissing@HypoRealEstate.com

Ihre Zeichen

Unsere Zeichen

Datum 13.08.2007

Hypo Real Estate Holding AG
***Rule* 12g3-2(b) File No. 82-34748**

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
AUG 22 2007
THOMSON FINANCIAL

Reiner Barthuber		Heike Theißing

Enclosures

(1) 13 August 2007 (German and English Version) (2) 13 August 2007 (German and English Version)	

dw 8/16

Hypo Real Estate
GROUP

RECEIVED
2007 AUG 15 P 2:2-

Beteiligungsmeldungen

13.08.2007 - Mitteilung nach § 26 WpHG - Marshall Wace LLP

WKN: 802 770
ISIN: DE 000 802 770 7

Die Marshall Wace LLP, The Adelphi, 13th Floor, 1/11 John Adam Street, London WC2N 6HT, United Kingdom („Investment Manager"), hat der Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, mit Schreiben vom 07.08.2007, zugegangen am 10.08.2007, folgendes mitgeteilt:

„Wir, der Investment Manager, teilen hiermit gemäß § 21 Abs. 1 WpHG mit, dass wir am 6. August 2007 die Schwelle von 3 % der Stimmrechte überschritten haben an der der Hypo Real Estate Holding AG, Unsöldstraße 2, D-80538 München, („Emittentin") und unsere Stimmrechte an der Emittentin an diesem Tag 3,28 % (entspricht 4.400.425) betrugen. Diese sind uns gemäß § 22 Abs. 1 S. 1 Nr. 6 WpHG zuzurechnen.

München, 10.08.2007
Hypo Real Estate Holding AG
Vorstand

Hypo Real Estate
HOLDING AG

Hypo Real Estate
GROUP

Shareholding Disclosures

13.08.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG) - Marshall Wace Core Fund Limited

WKN: 802 770
ISIN: DE 000 802 770 7

(Translation)

Pursuant to section 21 para. 1 WpHG Marshall Wace Core Fund Limited, 27 Hospital Road, 5th Floor, PO Box 1748 GT, George Town, Grand Cayman, Cayman Islands, notified Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, on 07 August 2007, received on 10 August 2007, of the following:

"We hereby inform you that on 7 August 2007 we have exceeded the threshold of 3 % of voting rights in Hypo Real Estate Holding AG, Unsöldstraße 2. D-80538 München, ("Issuer").

Henceforth, our share of voting rights in the issuer amounted to 3.43 % (corresponds 4,598,423). These are to be ascribed to us pursuant to sec. 21 paragraph 1 WpHG:"

Munich, 10 August 2007
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING AG

END